UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Transalta Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89346D107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 89346D107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Global Asset Management Inc. (“RBC GAM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,876,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,876,165
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,876,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) FI

2

CUSIP No. 89346D107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Phillips, Hager & North Investment Counsel Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,876,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,876,165
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,876,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) FI

3

CUSIP No. 89346D107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Private Counsel (USA) Inc. (“RBC PC”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,876,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,876,165
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,876,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) IA

4

CUSIP No. 89346D107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royal Trust Corporation of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,876,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,876,165
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,876,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) FI

5

CUSIP No. 89346D107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Royal Trust Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 38,876,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 38,876,165
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,876,165
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) FI

6

Item 1.

(a)	Name of Issuer Transalta Corp

(b)	Address of Issuer’s Principal Executive Offices 110 – 12th Ave S.W. Box 1900, Station “M” Calgary, Alberta, Canada T2P 2M1

Item 2.

(a)	Name of Person Filing
1.	RBC Global Asset Management Inc.
2.	RBC Phillips, Hager & North Investment Counsel Inc.
3.	RBC Private Counsel (USA) Inc.
4.	Royal Trust Corporation of Canada
5.	The Royal Trust Company

(b)	Address of Principal Business Office or, if none, Residence
1.	RBC Centre 155 Wellington Street West, Suite 2300 Toronto, Ontario, Canada M5V 3K7

2.	RBC Centre 155 Wellington Street West, 17th Floor Toronto, Canada M5V 3K7

3.	155 Wellington Street West, 17th Floor Toronto, Canada M5V 3K7

4.	200 Bay Street, Royal Bank Plaza 9th Floor, South Tower Toronto, Canada M5J 2J5

5.	1 Place Ville Marie 6th Floor Montreal, PQ H3C 3A9

(c)	Citizenship Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 89346D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 38,876,165

(b)	Percent of class: 14.34%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 38,876,165
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 38,876,165

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Accounts managed on a discretionary basis by RBC GAM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would be disclosed in a Schedule 13D.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

RBC GLOBAL ASSET MANAGEMENT INC.

/s/ Michael Taylor

Signature

Michael Taylor/Vice President

Name/Title

RBC PHILLIPS, HAGER & NORTH INVESTMENT COUNSEL INC.

/s/ Vijay Parmar

Signature

Vijay Parmar / President

Name/Title

RBC PRIVATE COUNSEL (USA) INC.

/s/ Vijay Parmar

Signature

Vijay Parmar / Director & Co-President

Name/Title

9

ROYAL TRUST CORPORATION OF CANADA

/s/ Leanne Kaufman

Signature

Leanne Kaufman / President and Chief Executive Officer

Name/Title

THE ROYAL TRUST COMPANY

/s/ Leanne Kaufman

Signature

Leanne Kaufman / President and Chief Executive Officer

Name/Title

10

Index to Exhibits

Exhibit	Exhibit

A	Joint Filing Agreement

11

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G/A with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G/A. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2022.

RBC GLOBAL ASSET MANAGEMENT INC.

/s/ Michael Taylor

Signature

Michael Taylor/Vice President

Name/Title

RBC PHILLIPS, HAGER & NORTH INVESTMENT COUNSEL INC.

/s/ Vijay Parmar

Signature

Vijay Parmar / President

Name/Title

RBC PRIVATE COUNSEL (USA) INC.

/s/ Vijay Parmar

Signature

Vijay Parmar / Director & Co-President

Name/Title

12

ROYAL TRUST CORPORATION OF CANADA

/s/ Leanne Kaufman

Signature

Leanne Kaufman / President and Chief Executive Officer

Name/Title

THE ROYAL TRUST COMPANY

/s/ Leanne Kaufman

Signature

Leanne Kaufman / President and Chief Executive Officer

Name/Title

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